875 Third Avenue, 28th Floor

New York, NY 10022

(646) 519-2456

www.focusfinancialpartners.com

May 26, 2023

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Michael Killoy & Perry Hindin

Re:          Focus Financial Partners Inc.

Schedule 13E-3 filed on April 25, 2023 by Focus Financial Partners Inc.,

Clayton, Dubilier & Rice Fund XII, Trident FFP LP, Stone Point Capital LLC,

et. al

File No. 005-90582

Preliminary Proxy Statement on Schedule 14A filed on April 25, 2023

File No. 001-38604

Ladies and Gentlemen:

On behalf of Focus Financial Partners Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 19, 2023, with respect to the transaction statement on Schedule 13E-3, File No. 005-90582, filed with the Commission by the Company, Focus Financial Partners, LLC, Ferdinand FFP Merger Sub 1, Inc., Ferdinand FFP Merger Sub 2, LLC, Ferdinand FFP Acquisition, LLC, Ferdinand FFP Intermediate Holdings, LLC, Ferdinand FFP Ultimate Holdings, LP, Ferdinand FFP GP, LLC, Clayton, Dubilier & Rice Fund XII, CD&R Associates XII, L.P., CD&R Investment Associates XII, Ltd., Clayton, Dubilier & Rice, LLC, Trident FFP LP, Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P., Trident IX, L.P., Trident IX Parallel Fund, L.P., Trident IX Professionals Fund, L.P., Trident FFP GP LLC, Trident Capital VI, L.P., Trident Capital IX, L.P., Stone Point GP, Ltd., Stone Point Capital LLC (collectively, the “13E-3 Filing Persons”) on April 25, 2023 (the “Schedule 13E-3”) and the Proxy Statement on Schedule 14A, File No. 001-38604, filed with the Commission by the Company on April 25, 2023 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the 13E-3 Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).

Securities and Exchange Commission

May 26, 2023

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment included in the letter received from the Staff in bold, italicized text. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement or the Amended Schedule 13E-3, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement.

Oral Comment to Schedule 13E-3 filed on April 25, 2023

1.	In a telephone conversation with the Staff on May 22, 2023, the Staff requested that any materials used by Jefferies LLC during the Special Committee meeting held on February 25, 2023 be filed as an exhibit to the Schedule 13E-3.

RESPONSE:      The Company respectfully advises the Staff that it has filed the materials used by Jefferies LLC at the Special Committee meeting held on February 25, 2023 as new Exhibit (c)(9) of the Amended Schedule 13E-3.

Schedule 13E-3 and Preliminary Proxy Statement filed on April 25, 2023

General

1.	We note that the registrant has applied for confidential treatment of certain information contained in Exhibits (c)(1)-(c)(4). Any comments related to the registrant's request for confidential treatment will be delivered under separate cover.

RESPONSE:      In response to the Staff’s comment, the Company respectfully notes that the 13E-3 Filing Persons have filed with the Amended Schedule 13E-3 revised versions of Exhibits (c)(3) and (c)(4) that include certain information that was previously redacted.

Letter to Stockholders, page ii

2.	Disclosure in the first whole paragraph on the second page of the letter to stockholders indicates that the “The Board.. unanimously (1) determined that the Merger Agreement and transactions contemplated thereby...are fair to... the Unaffiliated Stockholders...” The term “Unaffiliated Stockholder” is defined in the preceding paragraph and does not appear to exclude all directors of the Company who are stockholders, e.g. directors who are neither officers of the Company or affiliated with Stone Point. Please note that the staff considers directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy the obligations of all filing persons to provide the disclosure described in Item 1014(a) and (c) of Regulation M-A. Please refer to the definitions of "affiliate" and “unaffiliated security holder” in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively.

Securities and Exchange Commission

May 26, 2023

To the extent the phrase "Unaffiliated Stockholder" applies to any other directors of the Company or its affiliates who are not affiliated with Stone Point, disclosure regarding the fairness determination of the Board, the CD&R Entities and the Trident Entities with respect to the phrase "Unaffiliated Stockholder" may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) and (c) of Regulation M-A. In responding to this comment, consider the disclosure on page 62 referencing the CD&R Entities’ obligation to express their beliefs as to the fairness of the Company Merger “to the Company’s ‘unaffiliated security holders,’ as defined under Rule 13e-3 of the Exchange Act.”

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that the definition of “Unaffiliated Stockholders” applies to the following members of the Board who also comprise the Special Committee: (a) Joseph Feliciani, Jr., (b) George S. LeMieux, (c) Greg S. Morganroth and (d) Elizabeth R. Neuhoff (the “Unaffiliated Directors”). The Company understands the Staff’s position that the Unaffiliated Directors are deemed to be “affiliates” of the Company and therefore are not “unaffiliated security holders,” as such terms are defined under Rule 13e-3(a)(1) and (4) under the Exchange Act. The Company has revised the disclosure on page 62 of the Amended Preliminary Proxy Statement to further explain that the Special Committee and the Board considered the vote of Majority of Unaffiliated Shares (the receipt of which is a condition to the Company’s ability to consummate the Mergers) in support of their belief that the Mergers are fair to the Company’s “unaffiliated security holders,” as defined in Rule 13e-3(a)(4) under the Exchange Act. The Company respectfully advises the Staff that the Amended Preliminary Proxy Statement, in satisfaction of Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3, includes disclosure in the letter to stockholders and on pages 54 and 62 affirmatively stating that the Special Committee and the Board believe that the Mergers are fair to the Company’s unaffiliated security holders.

Background of the Mergers, page 25

3.	Refer to the following disclosure:

•	the November 23, 2033 meeting indicating that Goldman Sachs reviewed its preliminary financial analyses of the Company;

•	the December 2, 2022 meeting indicating that Goldman Sachs reported on recent communications with CD&R and reviewed its preliminary financial analyses of the Company and CD&R's revised offer; and

•	the December 12, 2022 meeting indicating that Goldman Sachs provided an overview of CD&R's further revised proposal.

Each presentation, discussion or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by Goldman Sachs during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Securities and Exchange Commission

May 26, 2023

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that the November 23 materials presented to the Special Committee were filed as Exhibit (c)(2) to the Schedule 13E-3 on April 25, 2023 and are described in the section of the Amended Preliminary Proxy Statement entitled “Special Factors—Opinion of Goldman Sachs & Co. LLC—Additional Presentations by Goldman Sachs” and that the following revisions have been made to the Amended Preliminary Proxy Statement:

•	On page 32 disclosure was added with respect to the December 2, 2022 meeting to clarify that the preliminary financial analysis of the Company discussed at the meeting was previously presented to the Special Committee on November 23, 2022; and

•	On page 33 disclosure was added to clarify that CD&R’s further revised proposal discussed at the December 12, 2022 meeting was the same proposal received on December 10, 2022, as described in more detail in the preceding paragraph in the Amended Preliminary Proxy Statement. The Company does not believe that an oral overview of CD&R’s further revised proposal constitutes a report, opinion or appraisal requiring disclosure under Item 1015.

Recommendation of the Special Committee, page 54

4.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee’s analysis, conclusions and determination as to fairness and that the CD&R Entities and the Trident Entities have expressly adopted the analyses and resulting conclusions of both the Special Committee and the Board. However, it does not appear that such analyses include the factors described in clauses (iii), (iv), (v), (vi) or (viii) of Instruction to Item 1014 or explain why such factors were not deemed material or relevant to the Special Committee’s fairness determination. Please revise this section to include such factors. Alternatively, please revise the separate discussion of each party’s fairness determination to include the requested disclosure. Please also refer to our comment above regarding Item 1014(c). We acknowledge that the factors described in clauses (iii) and (v) have been disclosed in the Titan Entities’ discussion beginning on page 64.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 60 of the Amended Preliminary Proxy Statement to explain why the Special Committee did not deem the factors described in clauses (iii), (iv), (v), (vi) or (viii) relevant to its fairness determination. The Company also revised the disclosure on page 68 of the Amended Preliminary Proxy Statement, with respect to the Trident Entities’ fairness determination so as to avoid unnecessary redundancy, given that the Trident Entities agreed with and adopted the Special Committee’s determination of the relevance of the factors described in Instruction 2 to Item 1014 of Regulation M-A.

Securities and Exchange Commission

May 26, 2023

Opinion of Goldman Sachs & Co. LLC, page 68

5.	The Discussion Materials filed as (c)(6) should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of Regulation M-A and Item 9 of Schedule 13E-3. Please revise this section to disclose the data underlying the results in each analysis prepared by Goldman Sachs and to show how that information resulted in the multiples/values disclosed. Accordingly, please disclose the "For Reference" valuation approaches discussed on page 8 of Exhibit (c)(6).

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 72 and 73 of the Amended Preliminary Proxy Statement to include the “For Reference” valuation approaches and the data underlying such analyses prepared by Goldman Sachs.

6.	Refer to the last paragraph on page 72 and the first paragraph on page 73. Please advise why disclosure regarding services provided to Messrs. Adolf and Kodialam is limited to services provided by Goldman Sachs Investment Banking as opposed to "Goldman Sachs," the entity used with respect to discussing services provided to the other affiliates in this section.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 75 of the Amended Preliminary Proxy Statement to remove the “Investment Banking” limitation.

7.	We note the disclosure regarding the Company potentially paying Goldman Sachs a discretionary fee of up to approximately $6.9 million and Jefferies a discretionary fee of up to $8 million, in each case payable at the Special Committee's full and absolute discretion. Please explain the circumstances and rationale for the Company creating an option to undertake this additional monetary payment notwithstanding that the Special Committee had otherwise executed an engagement letter with each advisor detailing the Company's monetary obligations for the services provided. Please advise the factors, if any, that the Special Committee will consider in deciding whether to pay such additional fee and how much to pay.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that the Company undertook the option of a discretionary monetary payment to Goldman Sachs and Jefferies, at the Special Committee’s full and absolute discretion because the Company acknowledged the complexity of the Potential Transaction may require services from the Special Committee Financial Advisors beyond what is contemplated in their base fee arrangements. In an effort to incentivize and adequately compensate the Special Committee Financial Advisors, the Company provided the Special Committee the option to pay discretionary fees to such advisors. The potential for additional fees, payable at the discretion of the Special Committee, was included in each of the engagement letters approved and entered into by the Special Committee with each of the Special Committee Financial Advisors. In determining whether to pay a discretionary fee, if any, the Special Committee may consider, among other things, (i) the Special Committee’s satisfaction with the services rendered by each Special Committee Financial Advisor, (ii) the existing aggregate fees already payable to such Special Committee Financial Advisor for its service to the Special Committee in connection with the Special Committee’s evaluation of a Potential Transaction or that would become payable to such Special Committee Financial Advisor for its service to the Special Committee upon the consummation of the Mergers, and (iii) the actual work performed by such Special Committee Financial Advisor in relation to the anticipated scope of work under its engagement letter with the Special Committee. The Company also revised the disclosure on pages 75, 83, and 84 to clarify the Company’s rationale for such discretionary fees and the factors that the Special Committee may consider in deciding whether to pay such a fee and in what amount.

Securities and Exchange Commission

May 26, 2023

Opinion of Jefferies LLC, page 75

8.	Disclosure in (c)(10) (Jefferies opinion) indicates that the "opinion may not be used or referred to by the Special Committee or the Company, or quoted or disclosed to any person in any manner, without our prior written consent." Please disclose in the Schedule 13E-3, if true, that Jefferies has consented to use of its materials in the filing.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that the 13E-3 Filing Persons have revised the disclosure on page 3 of the Amended Schedule 13E-3 to clarify that Jefferies has consented to the use of its materials in the Schedule 13E-3.

9.	We note that following "Jefferies has, in the past, provided financial advisory and financing services to CD&R or its affiliates and financing services to Stone Point or its affiliates, and may continue to do so and has received, and may receive, fees for rendering of such services." Please revise the disclosure to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 84 of the Amended Preliminary Proxy Statement to quantify the compensation received by Jefferies for services to CD&R and Stone Point during the applicable period.

Certain Effects of the Mergers, page 84

10.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A. See Item 7 of Schedule 13E-3.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 86 of the Amended Preliminary Proxy Statement to include the disclosure required by Instruction 3 of Item 1013.

Securities and Exchange Commission

May 26, 2023

Additional Information About the Projections and the Prior Projections, page 94

11.	Please summarize the material assumptions and limitations underlying the Projections, including the specific business strategies or plans referenced on page 94. Additionally, please quantify all assumptions, where practicable.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 97 of the Amended Preliminary Proxy Statement to summarize the material assumptions and describe the business strategies and plans underlying the Projections.

Debt Financing, page 113

12.	We note that CD&R may elect to incur Debt Financing in connection with the transactions contemplated by the Merger Agreement. Please disclose, if known, the information described in Item 1007(d) of Regulation M-A for such debt financing as it appears to be "expected to be borrowed, directly or indirectly, for the purposes of the transaction." See Item 10 of Schedule 13E-3.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 10 and 116 of the Amended Preliminary Proxy Statement to include the information required by Item 1007(d).

Cautionary Statement Concerning Forward-Looking Information, page 153

13.	The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove this reference.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 156 of the Amended Preliminary Proxy Statement to remove this reference.

14.	Note that neither Schedule 13E-3 nor Schedule 14A permit general “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise. See General Instruction F of Schedule 13E-3 and Note D of Schedule 14A.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 156 and 180 of the Amended Preliminary Proxy Statement to remove those references.

Securities and Exchange Commission

May 26, 2023

Certain Transactions in the Shares of Company Common Stock, page 170

15.	Please provide the disclosure required by Item 1002(f) of Regulation M-A for the Stone Point and Trident entities listed on the cover of the Schedule 13E-3. See Item 2 of Schedule 13E-3.

RESPONSE:      In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 173 of the Amended Preliminary Proxy Statement to include the information required by Item 1002(f).

*      *      *      *      *

Securities and Exchange Commission

May 26, 2023

We appreciate the Staff’s assistance in reviewing this response letter, the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (646) 599-9480.

Very truly yours,

/s/ J. Russell McGranahan
General Counsel
Focus Financial Partners Inc.

cc:	Michael Killoy

Perry Hindin

Securities and Exchange Commission

Brenda Lenahan

Stancell Haigwood

Vinson & Elkins L.L.P.

David Klein, P.C.

Rachael Coffey, P.C.

Richard Campbell, P.C.

Kevin Mausert, P.C.

Kirkland & Ellis LLP

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP